Exhibit 5.1

1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com

September 10, 2020

Village Farms International, Inc.

4700-80th Street

Delta, British Columbia, Canada

V4K 3N3

Dear Sirs/Mesdames:

Re:	Village Farms International, Inc. – Public Offering of Units

We have acted as U.S. and Canadian counsel for Village Farms International, Inc., a corporation organized under the laws of Canada (the “Corporation”), in connection with the registration of 9,396,226 units (each, a “Unit”), with each Unit consisting of one common share in the capital of the Corporation (each, a “Common Share”) and a warrant to purchase one-half (0.5) Common Shares (each, a “Warrant” and each Common Share underlying a Warrant, a “Warrant Share”), pursuant to the prospectus supplement, dated September 8, 2020 (the “Prospectus Supplement”), to the prospectus included as part of a registration statement (the “Registration Statement”) on Form S-3 (No. 333-237792), filed on April 22, 2020 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended. The Units will be sold, and the Common Shares and Warrants issued, all in accordance with one or more Securities Purchase Agreements, each dated September 8, 2020, by and among the Corporation and the purchasers identified therein (the “Securities Purchase Agreements”).

We are qualified to practice law in the Province of Ontario and the State of New York, and we do not express any opinion with respect to the laws of any jurisdiction other than (a) the laws of the Province of Ontario and the federal laws of Canada applicable therein (including in respect of the Canada Business Corporations Act (“CBCA”), and (b) the laws of the State of New York, in each case, in force at the date of this opinion letter. All opinions with respect to the laws of the Province of Ontario and the federal laws of Canada applicable therein are given by members of the Law Society of Ontario and all opinions with respect to the laws of the State of New York are given by members of the New York State Bar. Notwithstanding the foregoing and our opinions set forth below, we express no opinion with respect to the compliance or non-compliance with applicable privacy laws in connection with the issuance and sale of any Units.

As counsel for the Corporation, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion and we are familiar with the proceedings taken and proposed to be taken by the Corporation in connection with the authorization, issuance and sale of the Units. In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies.

Based upon the foregoing, and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1. The Common Shares have been duly authorized for issuance and, when issued and paid for in accordance with the terms set forth in the Securities Purchase Agreements, will be validly issued, fully paid and non-assessable.

2. The Warrants have been duly authorized and, when issued and paid for in accordance with the terms set forth in the Securities Purchase Agreements, will constitute valid and legally binding obligations of the Corporation enforceable against the Corporation in accordance with their terms.

3. The Warrant Shares issuable upon exercise of the Warrants have been duly authorized for issuance and, when issued upon exercise of the Warrants in accordance with the terms thereof, will be validly issued, fully paid and non-assessable.

Our opinion expressed in paragraph 2 is subject to the following qualifications and exceptions:

(a)	any applicable bankruptcy, insolvency, moratorium, arrangement, winding-up laws or similar laws affecting the enforcement of creditors’ rights generally including laws regarding limitations of action;

(b)

concepts of reasonableness and general principles of equity, including the principle that the granting of equitable remedies such as specific performance and injunctive relief is within the discretion of a court of competent jurisdiction;

(c)	the powers of a court of competent jurisdiction to grant relief from forfeiture, to stay proceedings before it and to stay execution on judgments;

(d)

the qualification that the costs of and incidental to all proceedings authorized to be taken in court are in the discretion of the court and the court has full power to determine by whom and to what extent such costs shall be paid;

(e)

the qualification that a court may require the discretionary powers expressed to be conferred on any party to such agreement or certificate to be exercised reasonably and in good faith notwithstanding any provisions to the contrary and may decline to accept as conclusive factual or legal determinations described as conclusive therein;

(f)

the qualification that any provision in such agreement or certificate which purports to sever from such agreement or certificate, as the case may be, any provision therein which is prohibited or unenforceable under applicable law without affecting the validity of the remainder of the agreement or certificate, as the case may be, would be enforced only to the extent that the court determined that such prohibited or unenforceable provision could be severed without impairing the interpretation and application of the remainder of the agreement or certificate, as the case may be; and

(g)

the qualification that any provision in such agreement or certificate which purports to exculpate a party from liability or duty otherwise owed by it to another and certain remedial terms and waivers of equitable defenses provided for in such agreement or certificate are limited by law.

We express no opinion as to (i) the enforceability of any waiver of rights under any usury or stay law or (ii) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.

In addition, in connection with the opinion expressed in paragraph 2 above, we have assumed that the Warrants are a valid, binding and enforceable agreement of each party thereto (other than the Corporation). We have also assumed that neither the issuance and delivery of the Warrants, nor the compliance by the Corporation with the terms of the Warrants, will violate any applicable law or public policy or will result in a violation of any provision of any instrument or agreement then binding upon the Corporation, or any restriction imposed by any court or governmental body having jurisdiction over the Corporation.

Further, our opinions expressed in paragraphs 1, 2 and 3 above are subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of any laws except the CBCA.

We consent to the use of this opinion as an exhibit to the Current Report on Form 8-K to be filed by the Corporation with the Commission on September 10, 2020 and its incorporation by reference in the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Torys LLP

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